UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form 12b-25

Commission File Number:  001-13007

NOTIFICATION OF LATE FILING

(Check One) ◻   Form 10-K   ◻  Form 20-F   ◻  Form 11-K   ⌧  Form10-Q   ◻  Form D   ◻  Form N-CEN   ◻  Form N-CSR

For Period Ended:  June 30, 2021

◻  Transition Report on Form 10-K
◻  Transition Report on Form 20-F
◻  Transition Report on Form 11-K
◻  Transition Report on Form 10-Q
◻  Transition Report on Form N-SAR
For the Transition Period Ended:  _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  _________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Carver Bancorp, Inc.
Former Name if Applicable:  N/A
Address of Principal Executive Offices (Street and Number): 75 West 125th Street
City, State and Zip Code:  New York, NY 10027

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

⌧
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

As previously reported, Carver Bancorp, Inc. (the “Company”) became aware of a possible fraud incident involving the unauthorized use of a borrower’s account through a third-party vendor’s online cash management system. The Company’s preliminary investigation of this matter indicates that unauthorized wires totaling $2.1 million were fraudulently withdrawn from the borrower’s money market account at Carver Bank from May 12, 2021 through June 1, 2021. The preliminary investigation indicates that an unauthorized person or entity gained access to the borrower’s account through a third- party online banking system and executed the fraudulent wires. Carver Bank contacted the appropriate regulatory and law enforcement agencies, as well as its insurance provider. The total exposure to the Company as a result of this incident is $2.1 million. However, Carver Bank is pursuing all available sources of recovery, including insurance and other means of mitigating the potential loss. If any resulting loss is not insured or exceeds applicable insurance limits, it may have a material adverse effect on our business, financial condition and results of operations.

While the Company believes its internal control designs and processes are appropriate, it is reviewing the effectiveness of such internal controls as they relate to the above-referenced incident. Accordingly, this has caused a delay in filing the Form 10-Q in a timely manner and without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Christina L. Maier          (212)              360-8894
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
⌧ Yes    ◻ No

(3)  Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
◻ Yes     ⌧ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Carver Bancorp, Inc.
(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2021	By:	/s/ Christina L. Maier First Senior Vice President and Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)